UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

High Sierra Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42981H107
(CUSIP Number)

Robert N. Wilkinson, Esq. Anderson Call & Wilkinson, P.C. 110 So. Regent Street, Suite 200 Salt Lake City, UT 84111 (801)-533-9645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2019; July 17, 2020
(Dates of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Mike M. Vardakis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,450,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,450,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.11%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.       Security and Issuer

The class of equity securities to which this statement on Schedule 13D/A (this “Schedule 13D/A”) relates is the common stock, no par value per share (the “Common Stock”), of High Sierra Technologies, Inc., a Colorado Corporation (the “Company”), with its principal executive offices at 1495 Ridgeview Drive, Suite 230A, Reno, NV 89519.

Item 2.       Identity and Background

The following information is presented in response to this Item:

(a)  This Schedule 13D/A is filed by Mike M. Vardakis.

(b)  The principal address of Mike M. Vardakis is 601 South State Street, Salt Lake City, Utah 84111.

(c)  The principal occupation or employment of Mr. Vardakis is a jeweler/salesman and Secretary of AAA Jewelry & Loan, Inc. and the address at which such employment is conducted is 601 South State Street, Salt Lake City, Utah 84111.

(d) During the last five years, Mr. Vardakis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Vardakis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Vardakis is a citizen of the U.S.A.

Item 3.       Source and Amount of Funds or Other Consideration

On October 7, 2019, Mr. Vardakis gifted 100,000 shares to two individuals.  On July 17, 2020, Mr. Vardakis gifted an additional 300,000 shares to three individuals, for a total of 400,000 shares gifted, which reduced his ownership to 1,450,000 shares.  These gifts were to show his long and enduring friendships with each of these individuals.

Item 4.       Purpose of Transaction

See Item 3 above.

Item 5.       Interest in Securities of the Issuer

The following information is presented in response to this Item:

(a)  As of the date hereof, Mr. Vardakis owns 1,450,000 shares of Common Stock, representing approximately 7.11% of the shares of outstanding Common Stock of the Company (based on the 20,386,311 shares of Common Stock of the Company outstanding as of June 30, 2021). As of the date hereof, no new shares have been issued by the Company.

(b)  Mr. Vardakis has the sole power to vote and dispose of the 1,450,000 shares of Common Stock of the Company beneficially owned by him.

(c)  Other than the transactions described herein, Mr. Vardakis has not effected any transaction in the Common Stock of the Company during the past 60 days.

(d)  To the knowledge of Mr. Vardakis, no person other than Mr. Vardakis has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Company that are beneficially owned directly, or deemed beneficially owned indirectly, by Mr. Vardakis.

(e)  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Other than as may be described above, to the knowledge of Mr. Vardakis, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

Not Applicable.

SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
MIKE M. VARDAKIS
Dated: July 14, 2021	/s/ Mike M. Vardakis
Name: Mike M. Vardakis